

Mail Stop 7010

May 20, 2008

By US Mail and Facsimile

Mr. Douglas J. Newby
Chief Financial Officer
PolyMet Mining Corporation
1177 West Hastings St. Suite 1003
Vancouver, BC V6E 2K3

     Re: PolyMet Mining Corp.
            Form 20-F for the year ended January 31, 2008
            Filed April 30, 2008
            File No. 0-18701
            Supplemental Response filed 4/21/08

Dear Mr. Newby:

     We have limited our review of your filing to those issues we have addressed in our comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   With your next response, please provide the acknowledgments that we request at the end of this letter.

2.   We note that when you filed your Form 20-F for the year ended January 31, 2008 you did not file as exhibits the employment agreements with Messrs. Murray, Newby, Scipioni and Moore. Please amend your filing to include these exhibits.

Related Party Transactions, page 42

3.   We note your response to our prior comment 1 and reissue it in part. Revise the table to provide separate line items for each of the related party transactions.

4.   Describe how and by whom each of the related party agreements were approved (for example, whether they were approved by management or by the disinterested board members). Describe how you determine that the services provided comply with each oral agreement. Finally state whether the terms of each agreement are similar to those obtainable from third parties and whether the agreements are expected to continue.

5.   We note your statement that "in certain cases" some of the amounts charged are covered by signed agreements. Specify which transactions are covered by written agreements and file those agreements as exhibits.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or, in her absence Kim Calder at (202) 511-3701 if you have questions regarding financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions related to engineering issues. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: D. Levy
    N. Mohammed
    K. Schuler